

April 26, 2012

Via E-mail
Ms. Lisa A. Payne
Chief Financial Officer
Taubman Centers, Inc.
200 East Long Lake Road, Suite 300
Bloomfield Hills, MI 48304-2324

>   **Re: Taubman Centers, Inc.**
>   **Form 10-K**
>   **Filed February 24, 2012**
>   **File No. 001-11530**

Dear Ms. Payne:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Reconciliation of Net Income (Loss) Attributable to Taubman Centers, Inc. Common Shareowners to Funds from Operations and Adjusted Funds from Operations, page 45

1. We note that the gain on extinguishment of debt related to the dispositions of The Pier Shops and Regency Square has been not been excluded from FFO. Please tell us how this is consistent with the definition, which states that gains (or losses) from extraordinary items and sales of properties should be excluded from net income to arrive at FFO.

2. We note your presentation of AFFO in 2011 and 2009. To the extent that this measure is presented in future filings, please disclose the reasons management believes presentation of AFFO is useful to investors in accordance with Item 10(e)(1)(i) of Regulation S-K.

Reconciliation Net Income (Loss) to Beneficial Interest in EBITDA, page 47

3.   Please tell us why you have excluded gains on extinguishment of debt from Beneficial interest in EBITDA.

Reconciliation of Net Income (Loss) to Net Operating Income, page 48

4.   We note that you have further adjusted NOI at comparable centers to exclude lease cancellation income. To the extent that this non-GAAP measure is presented in future filings, please describe its usefulness in accordance with Item 10(e)(1)(i) of Regulation S-K.

Note 9 – Noncontrolling Interests, page 92

Redeemable Noncontrolling Interests, page 92

5.   Please tell us and disclose in future filings how you determined the carrying value of the Asia President's noncontrolling interest in Taubman Asia and your joint venture partner's noncontrolling interest in the entity formed to develop outlet shopping centers, respectively.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone at (202) 551-3429 me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief